Exhibit 99.1

Arrival Reports Second Quarter 2022 Financial Results

Reaffirms start of production this quarter in Bicester
ATM platform established to access additional capital
MOUs and Orders worth over $6b in potential revenue

Luxembourg, August 11, 2022 - Arrival (NASDAQ: ARVL), inventor of a unique new method of design and production of equitable electric vehicles (EVs) by local Microfactories, today reported financial results for the second quarter ended June 30, 2022.

“We have had big achievements in Q2 including the European certification of our Van and Bus products and successful internal trials of both Van and Bus on public roads. In addition, we’ve made recent strategic decisions that will allow us to start production this quarter in Bicester (UK), deliver our first vehicles to UPS this year, and start production in Charlotte (US) in 2023. We are excited to be drawing closer to producing vehicles in our first ever Microfactory in a few weeks - a moment that we believe will fundamentally change the automotive industry. The start of our first Microfactory is a big step towards achieving our vision, it is the move from 0 to 1,” said Denis Sverdlov, Arrival founder and CEO.

Recent Business Highlights

Arrival ended Q2 with approximately $513 million of cash and cash equivalents, began restructuring the business to reduce costs, and today is establishing a $300 million At The Market (“ATM”) platform. These actions will allow the Company to start production this quarter in Bicester, deliver its first vehicles to UPS this year, and start production in Charlotte in 2023 with an optimized factory. The Company expects lower production volumes in 2022 compared to previous estimates. These changes allow the Company to operate the business through at least 2023 without needing to raise additional capital, other than through the ATM, and prepare the Company for growth. The Company will continue to opportunistically consider additional sources of capital.

Demand for products grew with non-binding MOUs and Orders increasing to c.149k1 vehicles, which, if all completed, is over $6 billion in potential revenue.

Van

●	Arrival Van achieved European Whole Vehicle Type Approval in May
●	Vans are currently being tested on public roads; customer trials scheduled to commence in Central London this quarter with vehicles integrated into customer operations delivering packages through Q4
●	Trials in Europe and North America to commence in 2023
●	Van production in Bicester expected to start this quarter with deliveries to customers expected this year
●	Charlotte Microfactory timeline moved to 2023, capitalizing on learnings and efficiencies from the Bicester Microfactory

Bus

●	Achieved European certification in Q2
●	The Arrival Bus has started operating on public roads, taking employees from site to site
●	Customer trials and investment in the Bus microfactory will continue once the Company secures additional capital

Second Quarter 2022 Financial Results

●	Loss for the period of $89.6 million, compared to a loss for the period of $56.2 million in the second quarter of 2021
●	Adjusted EBITDA loss for the period of $76.2 million, compared to an adjusted EBITDA loss of $41.2 million in the second quarter of 2021
●
Administrative expenses were $82.2 million and non-capitalized R&D expenses were $32.6 million, compared to administrative expenses of $36.3 million and non-capitalized R&D expenses of $11.6 million in the second quarter of 2021

●	Capital expenditure for the period, including tangible and intangible purchases, of $95.2 million, compared to $79.1 million in the second quarter of 2021
●	Cash and cash equivalents of $512.6 million as of June 30, 2022
●	Established an ATM platform to sell up to $300 million of stock from time to time which provides an additional source of capital needed to deliver business priorities through 2023
●	Shares outstanding totaled 638,237,901 and weighted average shares outstanding in Q2 totaled 633,974,891 as of June 30, 2022

2022 Outlook

Vehicle Volumes and Revenue:

Arrival continues to expect to start production in Bicester this quarter. The Company expects a slow and deliberate ramp in Bicester to ensure the vehicles it produces meet the Company’s quality targets. Some of the vans produced this year will go into an Arrival fleet for customer demos and trials and approximately 20 vehicles are expected to be delivered to customers in Q4 2022. Given delivery times and customer acceptance requirements, the Company does not anticipate revenue this year.

Adjusted EBITDA and Capex:

For the second half, Arrival expects Adjusted EBITDA loss in the range of $175-195 million, and Capex of $40-60 million. Capex will primarily be for some initial production tooling and finalizing the commissioning of Bicester.

Arrival expects to end the year with approximately $300-350 million of cash inclusive of expected proceeds from the ATM proceeds of approximately $90 million this year and $210 million in 2023.

Webcast Information

Arrival will host a Zoom webinar at 8:00 A.M. Eastern Time today, August 11, 2022, to discuss its second quarter 2022 financial results. The live webcast will be accessible on the Company’s website at investors.arrival.com. A webcast replay will be available approximately two hours after the conclusion of the live event.

Non-IFRS Financial Measures

This press release includes Adjusted EBITDA which Arrival utilizes to assess the financial performance of its business that is not a measure recognized under IFRS. This non-IFRS measure should not be considered an alternative to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. “Adjusted EBITDA” represents earnings before interest, tax, depreciation and amortization, adjusted for impairment of intangible assets and financial assets, share option expenses, listing expenses, fair value adjustments on Warrants, reversal of difference between fair value and nominal value of loans that got settled during the period, fair value movement of embedded derivative, realized and unrealized foreign exchange gains/losses and transaction bonuses. For a reconciliation of Adjusted EBITDA to Operating loss, see the reconciliation table included later in this press release.

About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with affordable electric solutions - produced by local Microfactories. Arrival is driving the transition to EVs globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. Their in-house technologies enable their unique new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. This vertically integrated business model is how Arrival can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates and Arrival’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “positioned,” “strategy,” “outlook,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions and include, among other things, their 2022 outlook. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.  Many factors could cause actual future results and events to differ materially from the results expressed in the forward-looking statements in this document. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include, but are not limited to:  (i) the impact of COVID-19 on Arrival’s business; (ii) economic disruptions from war and other geopolitical tensions (such as the ongoing military conflict between Russia and Ukraine); (iii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (iv) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so; (v) the risk that Arrival may never achieve or sustain profitability; (vi) the risk that Arrival experiences difficulties in managing its growth and expanding operations, (vii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (viii) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (ix) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (x) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; and (xi) the risk that Arrival will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xii) the risk that Arrival is unable to secure or protect its intellectual property.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Arrival’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2022, and other documents filed by Arrival with the SEC from time to time. In addition, forecasts about future costs and other financial metrics and our expectations as to our ability to execute on our current business plan in the near term and the longer term are based on a number of assumptions we make, including the following assumptions that Arrival’s management believed to be material:

●
Operational assumptions, including, the development and commercialization of Arrival’s vehicles, the roll out of Arrival’s Microfactory manufacturing locations, the production capacity of Arrival’s Microfactories, the selection of Arrival’s products by customers in the commercial Van and Bus industry, growth in the various markets Arrival is targeting, average selling prices and resulting sales of vehicles.

●
The mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as Arrival commences production in its Microfactories.

●
Our ability to raise capital necessary to execute on our current business plan and production timeline, including the roll-out of our Microfactories, as well as to maintain our ongoing operations, continue research, development and design efforts and improve infrastructure.

●
Capital expenditure is based on a number of assumptions regarding the expenditure required to build Arrival’s Microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment.

In making the foregoing assumptions, Arrival’s management relied on a number of factors, including: its experience in the automotive industry, its experience in the period since the inception of the company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for first factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing Arrival’s vehicles; and third-party forecasts for industry growth.  Forecasts of future financial metrics are inherently uncertain, and actual results may differ significantly from forecasts based on our assumptions underlying those forecasts at this time.

Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to Arrival’s operations and business environment, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur. Arrival does not give any assurance that Arrival will achieve its expectations.

Media Contacts For Arrival

Media
pr@arrival.com
Investors
ir@arrival.com

1Company estimates as of July 2022: Total includes 10k order and 10k option from UPS. All MOUs are non-binding and subject to termination at any time.  Orders are non-binding and subject to termination by the customers.

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA in USD (Thousands)

In thousands of US$	6 months to June 30 Q2 2022	6 months to June 30 Q2 2021
(Loss) for the period	(99,950)	(1,207,256)
Interest expense/(income), net	8,609	(2,854)
Tax expense	4,152	7,570
Depreciation and amortization	18,481	10,997
EBITDA	(68,708)	(1,191,543)
Impairment losses and write-offs(7)	47,191	2,406
Share option expense	9,870	1,563
Listing expense(1)	-	1,188,335
Change in fair value of warrants(2)	(3,277)	(97,021)
Reversal of difference between fair value and nominal value of loans that got repaid(3)	(295)	(1,742)
Fair value movement of embedded derivative(5)	(104,931)	-
Fair value movements on employee loans including changes in estimates re repayment dates(4)	3,537	-
Foreign exchange (gain)/loss, net	(26,491)	9,630
Transaction bonuses(6)	-	16,062
Adjusted EBITDA	(143,104)	(72,310)

Note: The results for the six months to June 30, 2022 reflects the analysis of change in presentational currency. Prior year figures  have also been restated into USD (thousands).

(1)
During the prior period ended June 30, 2021, as a result of the conclusion of the merger with CIIG, Arrival issued shares and warrants to CIIG shareholders, comprised of the fair value of the Company’s shares that were issued to CIIG shareholders, and in exchange, the Company received the identifiable net assets held by CIIG. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the transaction, in the amount of USD $1,888.3 million, is recognised as a share listing expense presented as part of the operating results within the consolidated statement of profit or loss. Listing expense also includes USD $19.8 million of other related transaction expenses.

(2)	Warrants are fair valued as of the balance sheet date. The change in value is recorded in the consolidated statement of profit or loss.

(3)
Employee loans initially recognised at their fair value are amortized over the period which they are expected to be repaid. Employee loans, which get repaid/settled at an earlier date than what was initially anticipated results in gain in the consolidated statement of profit or loss.

(4)
The Group has re-financed some loans given to employees in April 2022. As per IFRS 9 the difference between the fair value of the new loans and the carrying amount has been recognised in the consolidated statement of profit or loss.

(5)
An embedded derivative is a component of a hybrid contract that also includes a non-derivative host. The Company has recognised the embedded derivative as part of the convertible notes issued in November 2021 which is fair valued as at balance sheet date for the six months to June 30,2022. There was no such movement in the prior period of  six months to June 30,2021.

(6)
Following the successful merger with CIIG certain executive officers of the Group received a one time bonus. This is included in administrative expenses in the consolidated statement of profit or loss in the prior period of six months to June 30,2021.

(7)
Impairment losses and write-offs include impairment for lease locations no longer utilized by the Group, impairment on assets as a result of stopping operations in Russia, internally developed intangible assets impaired as a result of business reorganization and write-offs of aged batteries cells.

The above table reflects approximate USD values in thousands , with prior period numbers being restated to USD (thousands).

In thousands of US$	3 months to June30 Q2 2022	3 months to June 30 Q2 2021
(Loss) for the period	(89,570)	(56,207)
Interest expense/(income), net	2,056	(1,306)
Tax expense/(Income)	(1,929)	7,601
Depreciation and amortization	9,591	5,978
EBITDA	(79,852)	(43,934)
Impairment losses and write-offs	43,679	2,406
Share option expense	4,740	125
Change in fair value of warrants(2)	(909)	(8,445)
Reversal of difference between fair value and nominal value of loans that got repaid(3)	(295)	(10)
Fair value movement of embedded derivative(5)	(31,731)	-
Fair value movements on employee loans including changes in estimates re repayment dates(4)	3,537	-
Foreign exchange (gain)/loss, net	(15,348)	8.675
Adjusted EBITDA	(76,179)	(41,183)